Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

By and Among

HIGH TIDE INC.

and

DHC Supply, LLC

and

HIGH TIDE USA, INC.

and

High Tide USA Acquisition LLC

and

Harrison Baum,

As Equityholders’ Representative

Dated as of June 24, 2021

1

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of June 24, 2021 (the “Execution Date”) by and among High Tide Inc., an Alberta corporation (“High Tide”), High Tide USA, Inc., a Nevada company (“High Tide USA”), High Tide USA Acquisition LLC, a District of Columbia limited liability corporation (“Merger Sub”; collectively, High Tide, High Tide USA and Merger Sub, are referred to herein as the “High Tide Parties”), DHC Supply, LLC, a District of Columbia limited liability corporation (“DHC”) and Harrison Baum, in his capacity as Equityholders’ Representative. Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 8.01 hereof.

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into DHC, with DHC surviving that merger on the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the Board of Managers of DHC (the “DHC Board”) has unanimously: (a) determined that it is in the best interests of DHC and its members (the “Members”), and declared it advisable, to enter into this Agreement with the High Tide Parties; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the members of DHC in accordance with the District of Columbia Uniform Limited Liability Company Act of 2010 (the “Act”);

WHEREAS, following the execution of this Agreement, DHC shall seek to obtain, in accordance with the Act, a written consent of its members approving this Agreement, the Merger and the transactions contemplated hereby;

WHEREAS, the Board of Directors of High Tide (the “High Tide Board”) and the board of managers of Merger Sub have unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of High Tide, Merger Sub and their respective stockholders, and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, the parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I
The Merger

2

Section 1.01     The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Act, at the Effective Time: (i) Merger Sub will merge with and into DHC, and (ii) the separate corporate existence of Merger Sub will cease and DHC will continue its corporate existence under the Act as the surviving entity in the Merger (sometimes referred to herein as the “Surviving Corporation”) .

Section 1.02     Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10 a.m., New York time, as soon as practicable (and, in any event, within three Business Days) after the satisfaction or waiver of all conditions to the Merger set forth in Article VI (unless this Agreement has been terminated pursuant to its terms) at the offices of Sichenzia Ross Ference LLC (“High Tide’s Counsel”), 1185 Avenue of Americas, New York, New York 10036, or remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the parties hereto, at 10:00 a.m. (local time) but in no event later than July 5, 2021 (the “Closing Date”).

Section 1.03     Effective Time. Subject to the provisions of this Agreement, at the Closing, DHC and the High Tide Parties shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Corporations Division of the Department of Consumer and Regulatory and Affairs of the District of Columbia in accordance with the relevant provisions of the Act and shall make all other filings or recordings required under the Act. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Corporations Division of the Department of Consumer and Regulatory and Affairs of the District of Columbia, or at such later date or time as may be agreed by DHC and High Tide in writing and specified in the Certificate of Merger in accordance with the Act (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.04     Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the Act. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of DHC and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of DHC and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation. At the Effective Time, (a) the articles of organization of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of organization of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the operating agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the operating agreement of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the article of organization of the Surviving Corporation or as provided by applicable Law; provided, however, in each case, that the name of the corporation set forth therein shall be changed to the name of DHC.

Section 1.05     Managers and Officers. The managers and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the managers and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation; provided that the High Tide shall take all action necessary following the Closing to appoint (i) the Equityholders’ Representative, or an individual designated by him, as a Manager of the Surviving Corporation, (ii) Raj Grover as a Manager of the Surviving Corporation and (iii) Rahim Kanji as the CFO and a Manager of the Surviving Corporation. The total number of Manager of the Surviving Corporation shall be three (3).

3

ARTICLE II
Effect of the Merger on Capital Stock; Exchange of Certificates

Section 2.01     Effect of the Merger of the DHC Membership Interests. At the Effective Time, as a result of the Merger and without any action on the part of the High Tide Parties or DHC:

(a)       Conversion of DHC Membership Interests. The membership interests of DHC outstanding as of immediately prior to the Effective Time (the “DHC Membership Interest”) shall be converted into the right to receive, in aggregate, (A) $6,750,000 worth of shares of High Tide Common Stock calculated on the basis of a deemed price per High Tide Share equal to the 10-day VWAP of the High Tide shares on the TSXV ending on the day prior to Closing Date and based on the CAD/USD exchange rate posted by the Bank of Canada as at such date (the “Stock Consideration”), and (B) $3,250,000 in cash payable on the Closing Date (the “Cash Consideration”, together with Stock Consideration to be referred to as the “Merger Consideration”), in each case to each Member in the respective amount as set forth in Annex A. Once the Closing occurs, the Members shall have no further right to the DHC Membership Interest and shall only have a right to the Merger Consideration.

(b)       Conversion of Merger Sub Membership Interest. The membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become a 100% membership interest in the Surviving Corporation.

Section 2.02     Closing

(a)       Closing. At the Effective Time, all DHC Membership Interest outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and each Member shall cease to have any rights as a member of DHC. The Cash Consideration, minus any Transaction Expenses unpaid as of the Closing, shall be payable to each Member based on the respective membership interest percentages as set forth in Annex A, or the person that so designated by the Member, by wire transfer and the Stock Consideration shall be issued to each Member or its designee by High Tide’s transfer agent, subject to Section 2.02(b) below. Any payments or shares issued to such designee shall be deemed to be paid to the designating Member. Any Transaction Expenses unpaid as of the Closing shall by paid by High Tide out of the Cash Consideration to the persons owed payment for such Transaction Expenses as set forth on a schedule to be delivered to High Tide by DHC prior to the Closing.

(b)       Escrow Agent; Escrowed Shares. Prior to the Closing Date, High Tide and the Members shall appoint Sichenzia Ross Ference LLP as the Escrow Agent (the “Escrow Agent”) to act as the agent for the purpose of holding an amount of shares of High Tide Common Stock having a value of $2,500,000 which is equal to 25% of the Merger Consideration in the respective amount as set forth in Annex A (the “Escrowed Shares”) and to release the Escrowed Shares in accordance with the terms hereof and of the Escrow Agreement attached, substantially in the form attached hereto as Exhibit B. At or promptly following the Closing Date, High Tide shall deposit with the Escrow Agent certificates representing the Escrowed Shares. Stock certificates (or book entry issuance) for the balance of the Stock Consideration having a value of $4,250,000 shall be immediately released to the Members. The Escrowed Shares are being held to cover any indemnification claims as set forth in Section 8.03(c).

4

(c)       Full Satisfaction. Any Merger Consideration paid upon the surrender of the DHC Membership Interest in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the DHC Membership Interest.

(d)       Distributions with respect to High Tide Shares. All shares of High Tide Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Closing Date and whenever a dividend or other distribution is declared by High Tide in respect of the High Tide Common Stock, the record date for which is after the Closing Date, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of High Tide Common Stock issued in exchange for the DHC Membership Interest in accordance with this Section 2.02, without interest but shall include: (i) at the time of such surrender, the dividends or other distributions with a record date after the Closing Date theretofore payable with respect to such whole shares of High Tide Common Stock and not paid; and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of High Tide Common Stock with a record date after the Closing Date but with a payment date subsequent to surrender.

ARTICLE III
Representations and Warranties of DHC

Except as set forth in the correspondingly numbered Section of DHC Disclosure Letter that relates to such Section or in another Section of DHC Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, DHC hereby represents and warrants to High Tide as follows:

Section 3.01     Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)       Organization; Standing and Power. DHC is a limited liability company duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite limited liability company power and authority to own, lease, and operate its assets and to carry on its business as now conducted. DHC is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

5

(b)       Charter Documents. The copies of the articles of organization and operating agreement of DHC in the form provided to High Tide are true, correct, and complete copies of such documents as in effect as of the date of this Agreement.

(c)       Subsidiaries. DHC has no Subsidiaries.

Section 3.02     Capital Structure.

(a)       Capital Stock. The membership interests of DHC consist of a single class of equity; all of which is issued and outstanding; none of which is held by DHC in its treasury; and all of which are jointly and severally owned by the Members. None of the DHC Membership Interests are subject to any pre-emptive rights.

(b)       Equity Awards.

(i)       DHC does not have any equity incentive plans or any outstanding options or other equity awards.

(ii)       As of the date hereof, there are no outstanding: (A) securities of DHC convertible into or exchangeable for Voting Debt or DHC Membership Interest; (B) options, warrants, or other agreements or commitments to acquire from DHC, or obligations of DHC to issue, any Voting Debt or membership interest of (or securities convertible into or exchangeable for membership interest in) DHC; or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any membership interest of DHC, in each case that have been issued by DHC (the items in clauses (A), (B), and (C), together with the membership interest of DHC, being referred to collectively as “DHC Securities”). All outstanding shares of DHC Membership Interest have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(iii)       There are no outstanding Contracts requiring DHC to repurchase, redeem, or otherwise acquire any DHC Securities. DHC is not a party to any voting agreement with respect to any DHC Securities.

(c)       Voting Debt. No bonds, debentures, notes, or other indebtedness issued by DHC: (i) having the right to vote on any matters on which the Members may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of DHC, are issued or outstanding (collectively, “Voting Debt”).

Section 3.03     Authority; Non-Contravention; Governmental Consents; Board Approval; Anti-Takeover Statutes.

6

(a)       Authority. DHC has all requisite limited liability company power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the Members representing a majority in interest of DHC (the “Requisite DHC Approval”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by DHC and the consummation by DHC of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of DHC and no other proceedings on the part of DHC are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby. The Requisite DHC Approval is the only vote or consent of the members necessary to approve and adopt this Agreement, approve the Merger, and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by DHC and, assuming due execution and delivery by High Tide and Merger Sub constitutes the legal, valid, and binding obligation of DHC, enforceable against DHC in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)       Non-Contravention. Except as disclosed in Schedule 3.03(b) of DHC Disclosure Letter, the execution, delivery, and performance of this Agreement by DHC, and the consummation by DHC of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) subject to obtaining the Requisite DHC Approval, contravene or conflict with, or result in any violation or breach of, the Charter Documents of DHC; (ii) assuming that all Consents contemplated by clauses (i) through (v) of Section 3.03(c) have been obtained or made and, in the case of the consummation of the Merger, obtaining the Requisite DHC Approval, conflict with or violate any Law applicable to DHC, or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in DHC’s loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which DHC is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of DHC, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

(c)       Governmental Consents. Except as disclosed in Schedule 3.03(c) of DHC Disclosure Letter, no consent, approval, order, or authorization of, or registration, declaration, or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local, or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by DHC in connection with the execution, delivery, and performance by DHC of this Agreement or the consummation by DHC of the Merger and other transactions contemplated hereby, except for such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

7

(d)       Manager Approval by the Managers of DHC, by resolution and, not subsequently rescinded or modified in any way, has: (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, DHC and its Members; and (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein.

(e)       Anti-Takeover Statutes. No “fair price,” “moratorium,” “control share Merger,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws applicable to DHC is applicable to this Agreement, the Merger, or any of the other transactions contemplated by this Agreement. DHC Board has taken all actions so that no restrictions will apply to the execution, delivery, or performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 3.04     Financial Statements; Off-Balance Sheet Arrangements.

(a)       Financial Statements. DHC has provided High Tide with internally prepared financial statements for the year ended December 31, 2020 and will prior to closing provide High Tide with internally prepared financial statements for the five month period ended May 31, 2021 (the “Reference Date”). Each of the financial statements (including, in each case, any notes and schedules thereto) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholder’s equity, and cash flows of DHC as of the respective dates of and for the periods referred to in such financial statements.

(b)       Off-Balance Sheet Arrangements. Except as disclosed in Schedule 3.04(b) of the DHC Disclosure Letter, DHC is not a party to, or has any commitment to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among DHC or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(c)       Undisclosed Liabilities. Except as disclosed in Schedule 3.04(d) of DHC Disclosure Letter, DHC does not have any Liabilities other than Liabilities that: (i) are reflected or reserved against in DHC’s balance sheet as of the Reference Date (including in the notes thereto); (ii) were incurred since the date of DHC’s balance sheet as of the Reference Date in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

8

(d)       Financial Condition. DHC currently has approximately $830,000 in the bank and approximately $800,000 in inventory on hand, and owes $372,225 for May to June 2021 inventory.

Section 3.05     Absence of Certain Changes or Events. Since the Reference Date, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of DHC has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred:

(a)       any DHC Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect; or

(b)       any event, condition, action, or effect that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 5.01.

Section 3.06     Taxes.

(a)       Tax Returns and Payment of Taxes. DHC has duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them. Such Tax Returns are true, complete, and correct in all material respects. DHC is not currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by DHC (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, DHC has made an adequate provision for such Taxes in DHC’s financial statements. DHC’s financial statements as of the Reference Date reflect an adequate reserve for all material Taxes payable by DHC through the date of such financial statements. DHC has not incurred any material Liability for Taxes since the date of DHC’s financial statements as of the Reference Date outside of the ordinary course of business or otherwise inconsistent with past practice.

(b)       Availability of Tax Returns. DHC has made available to High Tide complete and accurate copies of all federal, state, local, and foreign income, franchise, and other material Tax Returns filed by or on behalf of DHC for any Tax period ending after December 31, 2018

(c)       Withholding. DHC has withheld and timely paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any DHC Employee, creditor, customer, stockholder, or other party (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local, and foreign Laws), and materially complied with all information reporting and backup withholding provisions of applicable Law.

(d)       Liens. There are no Liens for material Taxes upon the assets of DHC other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves has been made in DHC’s financial statements as of the Reference Date.

9

(e)       Tax Deficiencies and Audits. No deficiency for any material amount of Taxes which has been proposed, asserted, or assessed in writing by any taxing authority against DHC remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of DHC. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of DHC.

(f)       Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where DHC does not file Tax Returns that DHC is or may be subject to Tax in that jurisdiction.

(g)       Tax Rulings. Neither DHC has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(h)       Consolidated Groups, Transferee Liability, and Tax Agreements. DHC has not: (i) been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis; (ii) incurred any material liability for Taxes of any Person (other than DHC) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state, or foreign Law), as a transferee or successor, by Contract, or otherwise; or (iii) is a party to, bound by or has any material liability under any Tax sharing, allocation, or indemnification agreement or arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

(i)       Change in Accounting Method. DHC has not agreed to make, nor is it required to make, any material adjustment under Section 481(a) of the Code or any comparable provision of state, local, or foreign Tax Laws by reason of a change in accounting method or otherwise.

(j)       Post-Closing Tax Items. DHC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; (iv) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto; or (v) election under Section 108(i) of the Code. For the year ended December 31, 2021, DHC shall file two different returns, one of which will be for the period ended May 31, 2021 (the “Pre-closing Return”) and one of which shall be for the period ended December 31, 2021 (the “Post-closing Return”). The Equityholders’ Representative shall be responsible for preparing and filing the Pre-closing Return, subject to the approval by the High Tide Parties, not to be unreasonably delayed or withheld. The Post-closing Return shall be prepared and filed by the High Tide Parties, subject to the approval of the Members, not to be unreasonably withheld or delayed.

(k)       Section 355. DHC has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

10

(l)       Reportable Transactions. DHC has not been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

Section 3.07     Intellectual Property.

(a)       Scheduled DHC-Owned IP. Section 3.07(a) of DHC Disclosure Letter contains a true and complete list, as of the date hereof, of all: (i) DHC-Owned IP that is the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Entity or authorized private registrar, including patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration, and internet domain name registrations; and (ii) material unregistered DHC-Owned IP.

(b)       Right to Use; Title. DHC is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to DHC-Owned IP, and, to DHC’s Knowledge, has the valid and enforceable right to use all other Intellectual Property used in or necessary for the conduct of the business of DHC as currently conducted and as proposed to be conducted (“DHC IP”), in each case, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

(c)       Validity and Enforceability. DHC’s rights, to DHC’s Knowledge, in DHC-Owned IP are valid, subsisting, and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect. DHC has taken reasonable steps to maintain DHC IP and to protect and preserve the confidentiality of all trade secrets included in DHC IP, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

(d)       Non-Infringement. Except as would not be reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect: (i) to DHC’s Knowledge, the conduct of the businesses of DHC has not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person; and (ii) to the Knowledge of DHC, no third party is infringing upon, violating, or misappropriating any DHC IP.

(e)       IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of DHC, threatened: (i) alleging any infringement, misappropriation, or violation by DHC of the Intellectual Property of any Person; or (ii) challenging the validity, enforceability, or ownership of any DHC-Owned IP or DHC’s rights with respect to any DHC IP, in each case except for such Legal Actions that would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect. DHC is not subject to any outstanding Order that restricts or impairs the use of any DHC-Owned IP, except where compliance with such Order would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

(f)       Privacy and Data Security. DHC has complied in all material respects with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of DHC’s businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect. In the past twelve (12) months, DHC has not: (i) to DHC’s knowledge experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning DHC’s collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to DHC’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

11

Section 3.08     Compliance; Permits.

(a)       Compliance. DHC is and, since January 1, 2019, has been in material compliance with all Laws or Orders applicable to DHC or by which DHC or any of it businesses or properties is bound. Since January 1, 2019, no Governmental Entity, including, but not limited to the U.S. food drug administration (“FDA”) or the Drug Enforcement Agency (“DEA”) has issued any notice or notification stating that DHC is not in compliance with any Law in any material respect.

(b)       Permits. DHC holds and, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all permits, licenses, registrations, variances, clearances, consents, commissions, franchises, exemptions, Orders, authorizations, and approvals from Governmental Entities (collectively, “Permits”), except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect (the “Excluded Permits”). Section 3.08(b) of the DHC Disclosure Letter contains a complete and accurate list of the Permits (except any Excluded Permits). No suspension, cancellation, non-renewal, or adverse modifications of any Permits of DHC is pending or, to the Knowledge of DHC, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect. DHC is and, since January 1, 2019, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

Section 3.09     Litigation. Except as disclosed in Schedule 3.09 of the DHC Disclosure Letter, there is no Legal Action pending, or to the Knowledge of DHC, threatened against DHC or any of its properties or assets or, to the Knowledge of DHC, any officer or manager of DHC in its capacities as such other than any such Legal Action that: (a) does not involve an amount in controversy in excess of $100,000; and (b) does not seek material injunctive or other material non-monetary relief. Notwithstanding the $100,000 threshold, all litigations which DHC is a party to and which would reasonably be expected to have a DHC Material Adverse Effect, are disclosed in Schedule 3.09. None of DHC or any of their respective properties or assets is subject to any order, writ, assessment, decision, injunction, decree, ruling, or judgment of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent (“Order”), which would reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect. To the Knowledge of DHC, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of DHC, threatened, in each case regarding any accounting practices of DHC or any malfeasance by any officer or manager of DHC.

12

Section 3.10     Brokers’ and Finders’ Fees. DHC has not incurred, nor will it incur, directly or indirectly, any other liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement.

Section 3.11     Employee Benefit Issues.

(a)       Schedule. Section 3.11(a) of DHC Disclosure Letter contains a true and complete list, as of the date hereof, of each plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, health, dental, retirement, life insurance, death, accidental death & dismemberment, disability, fringe, or wellness benefits, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention, change in control, or consulting or independent contractor plan, program, arrangement, or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by DHC for the benefit of any current or former employee, independent contractor, consultant, or manager of DHC (each, a “DHC Employee”), or with respect to which DHC or any DHC ERISA Affiliate has or may have any Liability (collectively, the “DHC Employee Plans”).

(b)       Documents. DHC has made available to High Tide correct and complete copies (or, if a plan or arrangement is not written, a written description) of all DHC Employee Plans and amendments thereto.

(c)       Employee Plan Compliance. (i) Each DHC Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws, including but not limited to ERISA and the Code; (ii) DHC, where applicable, have timely made all contributions, benefits, premiums, and other payments required by and due under the terms of each DHC Employee Plan and applicable Law and accounting principles, and all benefits accrued under any unfunded DHC Employee Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with GAAP; (iii) except to the extent limited by applicable Law, each DHC Employee Plan can be amended, terminated, or otherwise discontinued after the Closing Date in accordance with its terms, without material liability to High Tide or DHC (other than ordinary administration expenses and in respect of accrued benefits thereunder); (iv) there are no investigations, audits, inquiries, enforcement actions, or Legal Actions pending or, to the Knowledge of DHC, threatened by the IRS, U.S. Department of Labor, Health and Human Services, Equal Employment Opportunity Commission, or any similar Governmental Entity with respect to any DHC Employee Plan; and (vi) there are no material Legal Actions pending, or, to the Knowledge of DHC, threatened with respect to any DHC Employee Plan (in each case, other than routine claims for benefits).

13

(d)       Plan Liabilities. Neither DHC nor any DHC ERISA Affiliate has: (i) incurred or reasonably expects to incur, either directly or indirectly, any liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law relating to any DHC Employee Plan and nothing has occurred that could reasonably be expected to constitute grounds under Title IV of ERISA to terminate, or appoint a trustee to administer, any DHC Employee Plan; (ii) except for payments of premiums to the Pension Benefit Guaranty Corporation (“PBGC”) which have been timely paid in full, not incurred any liability to the PBGC in connection with any DHC Employee Plan covering any active, retired, or former employees or managers of DHC or any DHC ERISA Affiliate, including, without limitation, any liability under Sections 4069 or 4212(c) of ERISA or any penalty imposed under Section 4071 of ERISA, or ceased operations at any facility, or withdrawn from any such DHC Employee Plan in a manner that could subject it to liability under Sections 4062, 4063 or 4064 of ERISA; (iii) failed to satisfy the health plan compliance requirements under the Affordable Care Act, including the employer mandate under Section 4980H of the Code and related information reporting requirements; (iv) failed to comply with Sections 601 through 608 of ERISA and Section 4980B of the Code, regarding the health plan continuation coverage requirements under COBRA; (v) failed to comply with the privacy, security, and breach notification requirements under HIPAA; or (vi) incurred any withdrawal liability (including any contingent or secondary withdrawal liability) within the meaning of Sections 4201 or 4204 of ERISA to any multiemployer plan and nothing has occurred that presents a material risk of the occurrence of any withdrawal from or the partition, termination, reorganization, or insolvency of any such multiemployer plan which could result in any liability of DHC or any DHC ERISA Affiliate to any such multiemployer plan. No complete or partial termination of any DHC Employee Plan has occurred or is expected to occur.

(e)       Certain DHC Employee Plans. With respect to each DHC Employee Plan:

(i)       no such plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither DHC nor any of its DHC ERISA Affiliates has now or at any time within the previous six years contributed to, sponsored, maintained, or had any liability or obligation in respect of any such multiemployer plan or multiple employer plan;

(ii)       no Legal Action has been initiated by the PBGC to terminate any such DHC Employee Plan or to appoint a trustee for any such DHC Employee Plan;

(iii)       no DHC Employee Plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code, and none of the assets of DHC or any DHC ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code; and

(iv)       no “reportable event,” as defined in Section 4043 of ERISA, has occurred, or is reasonably expected to occur, with respect to any such DHC Employee Plan.

(f)       No Post-Employment Obligations. No DHC Employee Plan provides post-termination or retiree health benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither DHC nor any DHC ERISA Affiliate has any Liability to provide post-termination or retiree health benefits to any person or ever represented, promised, or contracted to any DHC Employee (either individually or to DHC Employees as a group) or any other person that such DHC Employee(s) or other person would be provided with post-termination or retiree health benefits, except to the extent required by COBRA or other applicable Law.

14

(g)       Potential Governmental or Lawsuit Liability. Other than routine claims for benefits: (i) there are no pending or, to the Knowledge of DHC, threatened claims by or on behalf of any participant in any DHC Employee Plan, or otherwise involving any DHC Employee Plan or the assets of any DHC Employee Plan; and (ii) no DHC Employee Plan is presently or has within the three years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Entity.

(h)       Section 409A Compliance. Each DHC Employee Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(i)       Health Plan Compliance. DHC complies in all material respects with the applicable requirements under ERISA and the Code, including COBRA, HIPAA, and the Affordable Care Act, and other federal requirements for employer-sponsored health plans, and any corresponding requirements under state statutes, with respect to each DHC Employee Plan that is a group health plan within the meaning of Section 733(a) of ERISA, Section 5000(b)(1) of the Code, or such state statute.

(j)       Effect of Transaction. Neither the execution or delivery of this Agreement, the consummation of the Merger, nor any of the other transactions contemplated by this Agreement will (either alone or in combination with any other event): (i) entitle any current or former manager, employee, contractor, or consultant of DHC to severance pay or any other payment; (ii) accelerate the timing of payment, funding, or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of DHC to merge, amend, or terminate any DHC Employee Plan; or (iv) increase the amount payable or result in any other material obligation pursuant to any DHC Employee Plan. No amount that could be received (whether in cash or property or the vesting of any property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, manager, or other service provider of DHC under any DHC Employee Plan or otherwise would not be deductible by reason of Section 280G of the Code nor would be subject to an excise tax under Section 4999 of the Code.

(k)       Employment Law Matters. DHC: (i) is in compliance with all applicable Laws and agreements regarding hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee classification, employee health and safety, use of genetic information, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to DHC Employees and contingent workers; and (ii) is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council, or other body representing DHC Employees, except, in the case of clauses (i) and (ii) immediately above, where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

15

(l)       Labor. DHC is not party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council, or trade union with respect to any of its or their operations. No material work stoppage, slowdown, or labor strike against DHC with respect to employees who are employed within the United States is pending, threatened, or has occurred in the last two years, and, to the Knowledge of DHC, no material work stoppage, slowdown, or labor strike against DHC with respect to employees who are employed outside the United States is pending, threatened, or has occurred in the last two years. None of DHC Employees is represented by a labor organization, work council, or trade union and, to the Knowledge of DHC, there is no organizing activity, Legal Action, election petition, union card signing or other union activity, or union corporate campaigns of or by any labor organization, trade union, or work council directed at DHC, or any DHC Employees. There are no Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of DHC, threatened relating to any employment related matter involving any DHC Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

Section 3.12     Real Property and Personal Property Matters.

(a)       Owned Real Estate. DHC does not own any Real Estate.

(b)       Leased Real Estate. Section 3.12(b) of DHC Disclosure Letter contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for each such Leased Real Estate (including the date and name of the parties to such Lease document). DHC has delivered to High Tide a true and complete copy of each such Lease that is written. Except as would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect or as set forth on Section 3.12(b) of DHC Disclosure Letter, with respect to each of the Leases: (i) to the Knowledge of DHC, such Lease is legal, valid, binding, enforceable, and in full force and effect; (ii) DHC, and to the Knowledge of DHC, any other party to the Lease, is not in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default under such Lease; (iii) DHC’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of DHC, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease other than Permitted Liens. DHC has not assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has DHC, licensed, or otherwise granted any Person a right to use or occupy such Leased Real Estate or any portion thereof.

16

(c)       Real Estate Used in the Business. The Leased Real Estate identified in Schedule 3.12(b) of DHC Disclosure Letter comprise all of the real property used or intended to be used in, or otherwise related to, the business of DHC.

(d)       Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect, DHC is in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by DHC, free and clear of all Liens other than Permitted Liens.

Section 3.13     Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect:

(a)       Compliance with Environmental Laws. DHC is, and has been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of DHC as currently conducted.

(b)       No Disposal, Release, or Discharge of Hazardous Substances. DHC has not disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of DHC, formerly owned, leased, or operated by it or at any other location that is: (i) currently subject to any investigation, remediation, or monitoring; or (ii) reasonably likely to result in liability to DHC, in either case of (i) or (ii) under any applicable Environmental Laws.

(c)       No Production or Exposure of Hazardous Substances. DHC has not: (i) produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws, at any Real Estate; or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

(d)       No Legal Actions or Orders. Except as disclosed in Schedule 3.13(d) of DHC Disclosure Letter, DHC has not received written notice of and there is no Legal Action pending, or to the Knowledge of DHC, threatened against DHC, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. DHC is not subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

(e)       No Assumption of Environmental Law Liabilities. Except as disclosed in Schedule 3.13(e) of DHC Disclosure Letter, DHC has not expressly assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

Section 3.14     Material Contracts.

17

(a)       Material Contracts. For purposes of this Agreement, “DHC Material Contract” shall mean the following to which DHC is a party or any of the respective assets are bound (excluding any Leases):

(i)       any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii)       any employment or consulting Contract (in each case with respect to which DHC has continuing obligations as of the date hereof) with any current or former (A) officer of DHC, (B) member of DHC Board, or (C) DHC Employee providing for an annual base salary or payment in excess of $60,000;

(iii)       any Contract providing for indemnification or any guaranty by DHC, in each case that is material to DHC, taken as a whole, other than (A) any guaranty by DHC thereof of any of the obligations of (1) DHC, or (B) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;

(iv)       any Contract that purports to limit in any material respect the right of DHC (or, at any time after the consummation of the Merger, High Tide or any of its Subsidiaries) (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location;

(v)       any Contract relating to the disposition or acquisition, directly or indirectly (by acquisition, sale of stock, sale of assets, or otherwise), by DHC after the date of this Agreement of assets or capital stock or other equity interests of any Person, in each case with a fair market value in excess of $100,000;

(vi)       any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of DHC;

(vii)       any Contract that contains any provision that requires the purchase of all or a material portion of DHC’s requirements for a given product or service from a given third party, which product or service is material to DHC, taken as a whole;

(viii)       any Contract that obligates DHC to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party or upon consummation of the Merger will obligate High Tide to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party;

(ix)       any partnership, joint venture, limited liability DHC agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability DHC;

18

(x)       any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $100,000, other than accounts receivables and payables;

(xi)       any employee collective bargaining agreement or other Contract with any labor union;

(xii)       any DHC IP Agreement;

(xiii)       any other Contract under which DHC is obligated to make payment or incur costs in excess of $100,000 in any year and which is not otherwise described in clauses (i)-(xii) above; or

(xiv)       any Contract which is not otherwise described in clauses (i)-(xiii) above that is material to DHC, taken as a whole.

(b)       Schedule of Material Contracts; Documents. Schedule 3.14(b) of DHC Disclosure Letter sets forth a true and complete list as of the date hereof of all DHC Material Contracts. DHC has made available to High Tide correct and complete copies of all DHC Material Contracts, including any amendments thereto.

(c)       No Breach. (i) To DHC’s Knowledge, all DHC Material Contracts are legal, valid, and binding on DHC, enforceable against it in accordance with its terms, and is in full force and effect; (ii) neither DHC, nor to the Knowledge of DHC, any third party has violated any material provision of, or failed to perform any material obligation required under the provisions of, any DHC Material Contract; and (iii) neither DHC nor, to the Knowledge of DHC, any third party is in material breach, or has received written notice of breach, of any DHC Material Contract.

Section 3.15     Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a DHC Material Adverse Effect, all insurance policies of DHC are in full force and effect and provide insurance in such amounts and against such risks as DHC reasonably has determined to be prudent, taking into account the industries in which DHC, and as is sufficient to comply with applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a DHC Material Adverse Effect, DHC is not in breach or default, and DHC has not has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a DHC Material Adverse Effect and to the Knowledge of DHC: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.

Section 3.16     Anti-Corruption Matters. Since December 31, 2018 none of DHC manager, officer or, to the Knowledge of DHC, employee or agent of DHC has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2019, neither DHC has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of DHC, no Governmental Entity is investigating, examining, or reviewing DHC’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

19

Section 3.17     Equityholders’ Representative. By virtual of their approval of this Agreement, the Members shall have constituted and appointed Harrison Baum, to serve as the Equityholders’ Representative (the “Equityholders’ Representative”) for and on behalf of the Members and DHC, to give and receive notices and communications, to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to such claims, to take all other actions on behalf of the Members and DHC as is explicitly contemplated by this Agreement. No bond is required of the Equityholders’ Representative, and the Equityholders’ Representative does not receive any compensation for his services from DHC or the Members in connection with this Agreement. Notices or communications to or from the Equityholders’ Representative shall constitute notice to or from each Member and DHC unless stated in writing otherwise.

Notwithstanding anything to the contrary set forth in this Agreement, any decision, act, consent or instruction of the Equityholders’ Representative with respect to any matters contemplated hereby shall be deemed to be the decision, act, consent or instruction of all of the Members and shall be final, binding and conclusive upon each of the Members, and High Tide Parties may rely on each such decision, act, consent or instruction of the Equityholders’ Representative as being the decision, act, consent or instruction of each of the Members. High Tide Parties are hereby relieved from any liability to any Person for any acts done by them in reliance upon, or in accordance with, any such decision, act, consent or instruction of the Equityholders’ Representative.

ARTICLE IV
Representations and Warranties of High Tide and Merger Sub

Except as set forth in the correspondingly numbered Section of the High Tide Disclosure Letter that relates to such Section or in another Section of the High Tide Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, High Tide and Merger Sub hereby jointly and severally represent and warrant to DHC as follows:

Section 4.01     Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)       Organization; Standing and Power. Each of High Tide and its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets, to carry on its business as now conducted and to satisfy all of its obligations under this Agreement and any other agreements entered into in connection herewith. Each of High Tide and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

20

(b)       Charter Documents. The copies of the Articles of Incorporation and By-Laws of High Tide Parties as most recently filed with the appropriate authorities are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Neither High Tide nor the Merger Sub is in violation of any of the provisions of its Charter Documents.

(c)       Subsidiaries. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of High Tide have been validly issued and are owned by High Tide, directly or indirectly, free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens: (i) imposed by applicable securities Laws; or (ii) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of High Tide. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, High Tide does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.02     Capital Structure.

(a)       Capital Stock. The authorized capital stock of High Tide consists of: (i) an unlimited number of shares of High Tide Common Stock. As of the date of this Agreement: 49,534,921 shares of High Tide Common Stock were issued and outstanding. All of the outstanding shares of capital stock of High Tide are, and all shares of capital stock of High Tide which may be issued as contemplated or permitted by this Agreement, including the shares of High Tide Common Stock constituting the Stock Consideration, will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of High Tide owns any shares of High Tide Common Stock.

(b)       Stock Awards. Except for outstanding High Tide Options under the High Tide Stock Option Plan, outstanding RSUs under the High Tide RSU Plan, High Tide Debentures, High Tide warrants and High Tide’s contingent commitment to grant shares in the capital stock of High Tide as disclosed in the High Tide Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any kind that obligate High Tide to issue or sell any shares of capital stock or other securities of High Tide or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of High Tide or any of its Subsidiaries. The description of High Tide’s capitalization on a fully diluted basis is as set forth in Section 4.02 of the High Tide Disclosure Letter.

21

(c)       Voting Debt. No bonds, debentures, notes, or other indebtedness issued by High Tide or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equity holders of High Tide or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of High Tide or any of its Subsidiaries, are issued or outstanding (collectively, “High Tide Voting Debt”).

(d)       High Tide Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of High Tide or any of its Subsidiaries convertible into or exchangeable for High Tide Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of High Tide; (ii) options, warrants, or other agreements or commitments to acquire from High Tide or any of its Subsidiaries, or obligations of High Tide or any of its Subsidiaries to issue, any High Tide Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of High Tide; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of High Tide, in each case that have been issued by a Subsidiary of High Tide (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “High Tide Subsidiary Securities”).

Section 4.03     Authority; Non-Contravention; Governmental Consents; Board Approval.

(a)       Authority. Each of the High Tide Parties has all requisite corporate power, and authority to enter into and to perform its obligations under this Agreement, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by High Tide Parties and the consummation by High Tide Parties of the transactions contemplated by this Agreement, including issuance and delivery of the Stock Consideration, have been duly authorized by all necessary corporate or limited liability action, as applicable, on the part of High Tide Parties and no other corporate or limited liability proceedings, on the part of High Tide Parties is necessary to authorize the execution and delivery of this Agreement or to consummate the Merger, the High Tide Stock Issuance, and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by High Tide Parties and assuming due execution and delivery by DHC, constitutes the legal, valid, and binding obligation of High Tide Parties and enforceable against High Tide Parties in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)       Non-Contravention. The execution, delivery, and performance of this Agreement by High Tide Parties and the consummation by High Tide Parties of the transactions contemplated by this Agreement, including the issuance and delivery of the Stock Consideration, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, High Tide Parties’ Charter Documents; (ii) conflict with or violate any Law applicable to High Tide Parties or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in High Tide’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which High Tide or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of High Tide or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

22

(c)       Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by High Tide Parties in connection with the execution, delivery, and performance by High Tide Parties of this Agreement or the consummation by High Tide Parties of the Merger, the High Tide Stock Issuance, and the other transactions contemplated hereby, except for: (i) such Consents as are disclosed on Section 4.03(c) of the High Tide Disclosure Letter; and (iii) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

(d)       Board Approval.

(i)       The respective board of directors of the High Tide Parties by resolutions duly adopted by a unanimous vote at a meeting of all directors of such High Tide Parties duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, and the High Tide Stock Issuance, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, High Tide Parties and the High Tide Parties’ stockholders, and (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger and the High Tide Stock Issuance, upon the terms and subject to the conditions set forth herein.

Section 4.04     Public Filings; Financial Statements; Undisclosed Liabilities.

(a)       Public Filings. High Tide has timely filed with or furnished to, as applicable, the Alberta Securities Commission (the “ASC”) and the SEC, as applicable, all material registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the ASC or the SEC since January 1, 2020 (the “High Tide Public Documents”). High Tide is a reporting issuer, or the equivalent thereof, in British Columbia, Alberta and Ontario and is a foreign private issuer in the United States of America (collectively, the “Reporting Jurisdictions”) subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, and is not currently in default of any requirement of the applicable laws of each of the Reporting Jurisdictions and other regulatory instruments of the securities authorities in such jurisdictions, and no order ceasing, halting or suspending trading in securities of High Tide or prohibiting the distribution of such securities has been issued to and is outstanding against High Tide and no investigations or proceedings for such purposes are, to the knowledge of High Tide, pending or threatened. High Tide is in compliance in all material respects with all its disclosure obligations under applicable Laws and all documents filed by High Tide pursuant to such obligations are in compliance in all material respects with applicable laws and, other than in respect of documents that have been amended or refiled did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

23

(b)       Financial Statements. Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the High Tide Public Documents: (i) complied as to form in all material respects with the published rules and regulations of the ASC with respect thereto as of their respective dates; (ii) was prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the ASC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of High Tide and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by IFRS and the applicable rules and regulations of the ASC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).

(c)       Undisclosed Liabilities. The reviewed balance sheet of High Tide dated as of March 31, 2021 contained in the High Tide Public Documents filed prior to the date hereof is hereinafter referred to as the “High Tide Balance Sheet.” Neither High Tide nor any of its Subsidiaries has any Liabilities other than Liabilities that: (i) are reflected or reserved against in the High Tide Balance Sheet (including in the notes thereto); (ii) were incurred since the date of the High Tide Balance Sheet in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

(d)       Stock Exchange Compliance. High Tide is in compliance with all of the applicable listing and corporate governance rules of the TSXV and NASDAQ, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

Section 4.05     Absence of Certain Changes or Events. Since the date of the High Tide Balance Sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of High Tide and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred any High Tide Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

24

Section 4.06     Taxes.

(a)       Except as disclosed in Schedule 4.06 of the High Tide Disclosure Letter, all Tax Returns required by applicable Laws to be filed with any Governmental Entity by, or on behalf of, High Tide or any of its Subsidiaries have been filed when due in accordance with applicable Laws (taking into account any applicable extensions), and all such material Tax Returns are complete and correct in all material respects.

(b)       High Tide and each of its Subsidiaries has paid, or has had paid on its behalf, or has collected, withheld and remitted to the appropriate Governmental Entity all Taxes due and payable by them on a timely basis, other than those Taxes being contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of High Tide. High Tide and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of High Tide for any Taxes of High Tide and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due in any Tax Returns. Since the date of publication of the most recent consolidated financial statements of High Tide, no material liability in respect of Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(c)       No material deficiencies, litigation, proposed adjustments or other matters in controversy exist or have been asserted with respect to Taxes of High Tide or any of its Subsidiaries and neither High Tide nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of High Tide, threatened against High Tide or any of its Subsidiaries or any of their respective assets.

(d)       There are no currently effective material elections, agreements or waivers extending the statutory period or providing for any extension of time with respect to the assessment or reassessment of any material Taxes, or of the filing of any material Tax Return or any payment of material Taxes, by High Tide or any of its Subsidiaries.

(e)       High Tide and each of its Subsidiaries has made available to DHC true, correct and complete copies of all Tax Returns for which applicable statutory periods of limitations have not expired.

Section 4.07     Privacy and Data Security.

(a)       High Tide and each of its Subsidiaries have complied in all material respects with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of High Tide’s and its Subsidiaries’ businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. In the past twelve (12) months, High Tide and its Subsidiaries have not: (i) to High Tide’s knowledge, experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning High Tide’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to High Tide’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect

25

Section 4.08     Compliance; Permits.

(a)       Compliance. High Tide and each of its Subsidiaries are and, since January 1, 2019, to High Tide’s knowledge have been in compliance with, all Laws or Orders applicable to High Tide or any of its Subsidiaries or by which High Tide or any of its Subsidiaries or any of their respective businesses or properties is bound, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. Since January 1, 2019, no Governmental Entity has issued any notice or notification stating that High Tide or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

(b)       Permits. High Tide and its Subsidiaries hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all Permits except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of High Tide or any of its Subsidiaries is pending or, to the Knowledge of High Tide, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. High Tide and each of its Subsidiaries is and, since January 1, 2019, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

Section 4.09     Litigation. Except as disclosed in Schedule 4.09 of the High Tide Disclosure Letter, there is no Legal Action pending, or to the Knowledge of High Tide, threatened against High Tide or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of High Tide, any officer or director of High Tide or any of its Subsidiaries in their capacities as such other than any such Legal Action that: (a) does not involve an amount that would reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect; and (b) does not seek material injunctive or other material non-monetary relief. None of High Tide or any of its Subsidiaries or any of their respective properties or assets is subject to any Order of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. To the Knowledge of High Tide, there are no OSCC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of High Tide, threatened, in each case regarding any accounting practices of High Tide or any of its Subsidiaries or any malfeasance by any officer or director of High Tide.

Section 4.10     Brokers’ and Finders’ Fees. Neither High Tide, nor any of its respective Affiliates has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated hereby for which DHC would be liable in connection with the Merger.

26

Section 4.11     Employees.

(a)       High Tide and its Subsidiaries are in material compliance with all terms and conditions of employment and all applicable Laws respecting employment, including pay equity, wages, hours of work, overtime, vacation, human rights and work safety and health.

(b)       All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under all employee benefit, health, dental or other medical, life, disability or other insurance (whether insured or self-insured) welfare, mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, bonus, profit sharing, option, incentive, incentive compensation, deferred compensation, share purchase, share compensation, share appreciation, pension, retirement, savings, supplemental retirement, severance or termination pay, and any other material plans, programs, practices, policies, agreements or arrangements (whether written or unwritten) for the benefit of employees, former employees, directors or former directors of High Tide or its Subsidiaries, or their respective dependents or beneficiaries, which are maintained by or binding upon a Party or its Subsidiaries or in respect of which a Party or its Subsidiaries has any actual or potential liability, other than benefit plans established pursuant to statute (each, a “High Tide Employee Plan”) and other similar accruals have been either paid or are accurately reflected in all material respects in the books and records of High Tide and its Subsidiaries.

(c)       Except as disclosed in Section 4.11(c) of the High Tide Disclosure Letter, there are no material High Tide Employee Plan related claims, complaints, investigations or orders under all applicable Laws that could reasonably be expected to have a High Tide Material Adverse Effect respecting employment now pending or, to the knowledge of High Tide, threatened against High Tide and its Subsidiaries by or before any Governmental Entity as of the date of this Agreement.

(d)       Except as disclosed in Section 4.11(d) of the High Tide Disclosure Letter, no employee of High Tide or any of its Subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment other than such as results from applicable Law from the employment of an employee without an agreement as to notice or severance.

(e)       Except as disclosed in Section 4.11(e) of the High Tide Disclosure Letter, neither High Tide nor any of its Subsidiaries are party to any collective bargaining agreement, contract or legally binding commitment to any trade unions or employee organization or group or to any High Tide Employee Plans, and there are no threatened or apparent union organizing activities involving employees of High Tide or any of its Subsidiaries, nor is High Tide or any of its Subsidiaries currently negotiating any collective bargaining agreements or any High Tide Employee Plans.

(f)       Except as disclosed in Section 4.11(f) of the High Tide Disclosure Letter, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former High Tide Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Merger, including a change of control of High Tide or any of its Subsidiaries.

27

(g)       There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety, workers compensation or insurance legislation and neither High Tide nor any Subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of High Tide, no audit of High Tide or any of its Subsidiaries is currently being performed pursuant to any applicable workplace safety, workers compensation or insurance legislation. As of the date of this Agreement, to High Tide’s knowledge, there are no claims or potential claims which may materially adversely affect High Tide and its Subsidiaries’ accident cost experience.

(h)       There are no charges pending against High Tide or its Subsidiaries under applicable occupational health and safety legislation. High Tide has complied in all material respects with any orders issued under applicable occupational health and safety legislation and there are no appeals of any orders under applicable occupational health and safety legislation currently outstanding.

Section 4.12     Real Property and Personal Property Matters.

(a)       Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect, High Tide and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, all real property owned, leased, or used by High Tide or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens

(b)       Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect, High Tide and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by High Tide or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens.

Section 4.13     Environmental. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect:

(a)       Compliance with Environmental Laws. High Tide and its Subsidiaries are, and have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of High Tide and its Subsidiaries as currently conducted.

(b)       No Disposal, Release, or Discharge of Hazardous Substances. Neither High Tide nor any of its Subsidiaries has disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of High Tide, formerly owned, leased, or operated by it or any of its Subsidiaries or at any other location that is: (i) currently subject to any investigation, remediation, or monitoring; or (ii) reasonably likely to result in liability to High Tide or any of its Subsidiaries, in either case of (i) or (ii) under any applicable Environmental Laws.

28

(c)       No Production or Exposure of Hazardous Substances. Neither High Tide nor any of its Subsidiaries has: (i) produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws, at any Real Estate; or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

(d)       No Legal Actions or Orders. Neither High Tide nor any of its Subsidiaries has received written notice of and there is no Legal Action pending, or to the Knowledge of High Tide, threatened against High Tide or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. Neither High Tide nor any of its Subsidiaries is subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

(e)       No Assumption of Environmental Law Liabilities. Neither High Tide nor any of its Subsidiaries has expressly assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business

Section 4.14     Material Contracts. For purposes of this Agreement, “High Tide Material Contract” shall mean any Contract that is material to High Tide and its Subsidiaries, taken as a whole. All the High Tide Material Contracts are legal, valid, and binding on High Tide or its applicable Subsidiary, enforceable against it in accordance with its terms, and is in full force and effect; (ii) neither High Tide nor any of its Subsidiaries nor, to the Knowledge of High Tide, any third party has violated any material provision of, or failed to perform any material obligation required under the provisions of, any High Tide Material Contract; and (iii) neither High Tide nor any of its Subsidiaries nor, to the Knowledge of High Tide, any third party is in material breach, or has received written notice of breach, of any High Tide Material Contract

Section 4.15     Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a High Tide Material Adverse Effect, all insurance policies of High Tide and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as High Tide reasonably has determined to be prudent, taking into account the industries in which the High Tide and its Subsidiaries operate, and as is sufficient to comply with applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a High Tide Material Adverse Effect, neither High Tide nor any of its Subsidiaries is in breach or default, and neither High Tide nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a High Tide Material Adverse Effect and to the Knowledge of High Tide: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.

29

Section 4.16     Information Supplied. None of the information supplied or to be supplied by or on behalf of High Tide for inclusion or incorporation by reference in any information filed with the ASC or the SEC, at the time such filing is made, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by High Tide or Merger Sub with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of High Tide or Merger Sub.

Section 4.17     Anti-Corruption Matters. Since December 31, 2019, none of High Tide, any of its Subsidiaries or any director, officer or, to the Knowledge of High Tide, employee or agent of High Tide or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2020, neither High Tide nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of High Tide, no Governmental Entity is investigating, examining, or reviewing High Tide ‘s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

Section 4.18     Ownership of DHC Membership Interest. Neither High Tide nor any of its Affiliates or Associates is the “beneficial owner” (as defined in Section 912(a)(4) of the NRS) of any shares of DHC Membership Interest.

Section 4.19     Intended Tax Treatment. Neither High Tide nor any of its Subsidiaries has taken or agreed to take any action, and to the Knowledge of High Tide there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. This Section shall in no way serve as a representation of High Tide that the transaction is tax free to the Members.

Section 4.20     Financial Capability. High Tide has or will have prior to the Closing Date, sufficient funds to pay the aggregate Cash Consideration contemplated by this Agreement and to perform the other obligations of High Tide contemplated by this Agreement.

ARTICLE V
Covenants

Section 5.01     Conduct of Business of DHC. In the event that the Closing Date does not occur simultaneously with the signing as provided for in ARTICLE I, during the period from the date of this Agreement until the Closing Date, DHC shall, except as expressly permitted or required by this Agreement, as required by applicable Law, or with the prior written consent of High Tide (which consent shall not be unreasonably withheld, conditioned, or delayed), use commercially reasonable efforts to conduct its business only in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, DHC shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, and to preserve its and its Subsidiaries’ present relationships with its material customers, suppliers, distributors, licensors, licensees, and other Persons having material business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Closing Date, except as otherwise expressly permitted or required by this Agreement, as set forth in Section 5.01 of DHC Disclosure Letter, or as required by applicable Law, DHC and the Equityholders’ Representative shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of High Tide (which consent shall not be unreasonably withheld, conditioned, or delayed):

30

(a)       amend or propose to amend its Charter Documents, except as may be required by this Agreement;

(b)       (i) split, combine, or reclassify any DHC Securities, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any DHC Securities, or (iii) enter into any Contract with respect to the voting of, any of its membership interests;

(c)       except as required by applicable Law or by any DHC Employee Plan or Contract in effect as of the date of this Agreement (i) increase the compensation payable or that could become payable by DHC or any of its Subsidiaries to managers, officers, or employees in any material respect, other than increases in compensation made to officers and employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with DHC’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any DHC Employee Plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a DHC Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any DHC Employee Plan, other than contributions required by Law, the terms of such DHC Employee Plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;

(d)       acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person in excess of $100,000 in the aggregate;

(e)       (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of equity or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any material assets, including any equity interests in any Subsidiary of DHC; provided, that the foregoing shall not prohibit DHC and its Subsidiaries from selling inventory in the ordinary course of business or transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses under DHC IP, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

31

(f)       repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of DHC or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(g)       enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any DHC Material Contract or any Lease with respect to material Real Estate or any other Contract or Lease that, if in effect as of the date hereof would constitute a DHC Material Contract or Lease with respect to material Real Estate hereunder;

(h)       institute, settle, or compromise any Legal Action involving the payment of monetary damages by DHC or any of its Subsidiaries of any amount exceeding $100,000 in the aggregate, other than (i) any Legal Action brought against High Tide arising out of a breach or alleged breach of this Agreement by High Tide and (ii) the settlement of claims, liabilities, or obligations reserved against on DHC’s balance sheet; provided, that neither DHC nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on DHC’s business;

(i)       settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on DHC’s balance sheet, (ii) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to DHC or its Subsidiaries;

(j)       enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;

(k)       except in connection with actions permitted by Section 5.04 hereof, take any action to exempt any Person from, or make any acquisition of securities of DHC by any Person not subject to, any state takeover statute or similar statute or regulation that applies to DHC with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 912 of the NRS, except for High Tide or any of its Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(l)       fail to maintain a net cash position of at least $830,000 and non-cash elements of working capital, and maintain a normal course of inventory;

32

(m)       adopt or implement any stockholder rights plan or similar arrangement; or

(n)       agree or commit to do any of the foregoing.

Section 5.02     Conduct of the Business of High Tide. During the period from the date of this Agreement until the Closing Date, High Tide shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of DHC (which consent shall not be unreasonably withheld, conditioned, or delayed), to use its reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, between the date of this Agreement and the Closing Date, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.02 of the High Tide Disclosure Letter, or as required by applicable Law, High Tide shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of DHC (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a)       amend its Charter Documents in a manner that would adversely affect DHC or the Members relative to the other holders of High Tide Common Stock or that would be reasonably likely to cause a High Tide Material Adverse Effect;

(b)       (i) split, combine, or reclassify any High Tide Securities or High Tide Subsidiary Securities in a manner that would adversely affect DHC or the Members relative to the other holders of High Tide Common Stock; (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any High Tide Securities or High Tide Subsidiary Securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiaries and ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment);

(c)        pledge, dispose of, or encumber any High Tide Subsidiary Securities, other than (i) the issuance of shares of High Tide Common Stock upon the exercise of any High Tide Equity Awards outstanding as of the date of this Agreement in accordance with its terms, (ii) the issuance of shares of High Tide Common Stock in connection with or upon the exercise of any High Tide Equity Awards granted after the date hereof in the ordinary course of business consistent with past practice, (iii) shares to be issued in connection with any financing that High Tide undertakes for fair value, and (iv) shares issued in connection with an acquisition by High Tide;

(d)       acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person, in each case that would reasonably be expected to prevent, impede, or materially delay the consummation of the Merger or other transactions contemplated by this Agreement;

(e)       (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any material assets, including the capital stock or other equity interests in any Subsidiary of the High Tide; provided, that the foregoing shall not prohibit the High Tide and its Subsidiaries from selling inventory in the ordinary course of business or transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses under the High Tide IP, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

33

(f)       adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization; or

(g)       agree or commit to do any of the foregoing.

Section 5.03     Access to Information; Confidentiality.

(a)       Access to Information. From the date of this Agreement until the earlier to occur of the Closing Date or the termination of this Agreement in accordance with the terms set forth in Article VII, each of High Tide and DHC shall, and shall cause their respective Subsidiaries (if any) to, afford to the other and their respective Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of High Tide, DHC or any of their respective Subsidiaries (if any), to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of High Tide, DHC and their respective Subsidiaries (if any). Further, each of High Tide and DHC shall, and shall cause their respective Subsidiaries (if any) to, furnish promptly to DHC or High Tide such other information concerning the business and properties of High Tide, DHC and their respective Subsidiaries (if any) as the other of DHC or High Tide may reasonably request from time to time. None of High Tide, DHC nor any of their respective Subsidiaries (if any) shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to DHC or High Tide pursuant to this Agreement.

(b)       Confidentiality. High Tide and DHC shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Binding Letter of Intent, dated May 3, 2021 between High Tide and DHC, as amended (the “LOI”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 5.04     No Solicitation; Takeover Proposal. Neither DHC, on the one hand, nor High Tide, on the other hand, shall, and each shall cause their respective Subsidiaries (if any) not to, and shall not authorize its or its Subsidiaries’ (if any) directors, managers, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or: (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to DHC or any of its Subsidiaries (if any) to, afford access to the business, properties, assets, books, or records of DHC or any of its Subsidiaries (if any) to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal;

34

Section 5.05     Reporting Obligations. For a period of two years following the Closing Date, High Tide shall use its best efforts to satisfy all of its disclosure obligations under the securities laws of the Reporting Jurisdictions, to cause the High Tide Common Stock to be listed on the TSXV and NASDAQ, to remain subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and to timely satisfy its obligations thereunder.

Section 5.06     Notices of Certain Events; Stockholder Litigation; No Effect on Disclosure Letters.

(a)       Notices of Certain Events. DHC shall notify High Tide, and High Tide shall notify DHC, promptly of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (iii) any event, change, or effect between the date of this Agreement and the Closing Date which causes or is reasonably likely to cause the failure of the conditions set forth in Section 6.02(b), or Section 6.02(c) of this Agreement (in the case of DHC) or Section 6.03(a), Section 6.03(b), or Section 6.03(c) of this Agreement (in the case of High Tide and Merger Sub), to be satisfied.

(b)       No Effect on Disclosure Letters. In no event shall: (i) the delivery of any notice by a party pursuant to this Section 5.07 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties under this Agreement; (ii) disclosure by DHC be deemed to amend or supplement DHC Disclosure Letter or constitute an exception to DHC’s representations or warranties; or (iii) disclosure by High Tide be deemed to amend or supplement the High Tide Disclosure Letter or constitute an exception to High Tide’s representations or warranties. This Section 5.07 shall not constitute a covenant or agreement for purposes of Section 6.02(b) or Section 6.03(b).

Section 5.07     Employees; Benefit Plans.

(a)       Comparable Salary and Benefits. During the period commencing at the Closing Date and ending on the date which is twelve months from the Closing Date (or if earlier, the date of the employee’s termination of employment with DHC and its Subsidiaries), and to the extent consistent with the terms of the governing plan documents, High Tide shall cause DHC and each of its Subsidiaries, as applicable, to provide the employees of DHC and its Subsidiaries who remain employed immediately after the Closing Date (collectively, the “DHC Continuing Employees”) with annual base salary or wage level, annual DHC bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, no less favorable than the annual base salary or wage level, annual DHC bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by DHC on the date of this Agreement.

35

(b)       Crediting Service. With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by High Tide or any of its Subsidiaries, excluding any retiree health plans or programs maintained by High Tide or any of its Subsidiaries, any defined benefit retirement plans or programs maintained by High Tide or any of its Subsidiaries, and any equity compensation arrangements maintained by High Tide or any of its Subsidiaries (collectively, “High Tide Benefit Plans”) in which any DHC Continuing Employees will participate effective as of the Closing Date, and subject to the terms of the governing plan documents, High Tide shall, or shall cause DHC to, credit all service of DHC Continuing Employees with DHC, as if such service were with High Tide, for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, except for vacation, if applicable) for full or partial years of service in any High Tide Benefit Plan in which such DHC Continuing Employees may be eligible to participate after the Closing Date; provided, that such service shall not be credited to the extent that: (i) such crediting would result in a duplication of benefits; or (ii) such service was not credited under the corresponding DHC Employee Plan.

(c)       Employees Not Third-Party Beneficiaries. This Section 5.08 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.08, express or implied, shall confer upon any DHC Employee, any beneficiary, or any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.08. Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement; (ii) shall alter or limit the ability of DHC, High Tide, or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; or (iii) shall prevent DHC, High Tide, or any of their respective Affiliates from terminating the employment of any DHC Continuing Employee following the Closing Date. The parties hereto acknowledge and agree that the terms set forth in this Section 5.08 shall not create any right in any DHC Employee or any other Person to any continued employment with DHC, High Tide, or any of their respective Subsidiaries (if any) or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any DHC Employee and DHC.

(d)       Prior Written Consent. With respect to matters described in this Section 5.08, DHC will not send any written notices or other written communication materials to DHC Employees without the prior written consent of High Tide.

Section 5.08     Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by DHC and High Tide. Thereafter, each of DHC, High Tide agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of DHC and High Tide (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Law or the rules or regulations of any applicable securities exchange or other Governmental Entity to which the relevant party is subject or submits, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.09 shall not apply to any release or announcement made or proposed to be made in connection with and related to: (a) a DHC Adverse Recommendation Change; (b) a High Tide Adverse Recommendation Change; or (c) any disclosures made in compliance with Section 5.04.

36

Section 5.09     Anti-Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to High Tide, DHC, the Merger, or any other transaction contemplated by this Agreement, then each of DHC and DHC Board on the one hand, and High Tide and the High Tide Board on the other hand, shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 5.10     Stock Exchange Matters. Listing of High Tide Common Stock. High Tide shall (a) use its best efforts to cause the shares of High Tide Common Stock to be issued in connection with the Merger to be listed on the TSXV and NASDAQ (or such other stock exchange as may be mutually agreed upon by DHC and High Tide), subject to official notice of issuance, prior to the Closing Date; and (b) submit this Agreement to TSXV for approval within one business day of the date hereof.

Section 5.11     Obligations of Merger Sub. High Tide will take all action necessary to cause Merger Sub to perform their respective obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.12     Post-Closing Financial Statements. The Equityholders’ Representative shall in good faith assist High Tide in preparing the financial statements of DHC for the six month period ended June 30, 2021.

ARTICLE VI
Conditions

Section 6.01     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing Date of each of the following conditions:

(a)       Listing. The shares of High Tide Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the TSXV and NASDAQ, subject to official notice of issuance.

(b)       No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Merger, the High Tide Stock Issuance, or the other transactions contemplated by this Agreement.

37

(c)       Escrow Agreement. The Escrow Agreement, substantially in the form attached hereto as Exhibit B, shall have been duly executed by DHC, the Equityholders’ Representative, High Tide and High Tide’s Counsel (as the escrow agent thereunder).

(d)       Employment Agreement. An Employment Agreement, substantially in the form attached hereto as Exhibit C, shall have been duly executed by the Equityholders’ Representative and High Tide.

(e)       Operating Agreement. An Amended and Restate Operating Agreement, substantially in the form attached hereto as Exhibit A, shall have been duly executed by High Tide.

Section 6.02     Conditions to Obligations of High Tide. The obligations of High Tide to effect the Merger are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by High Tide on or prior to the Closing Date of the following conditions:

(a)       Representations and Warranties. The representations and warranties of DHC set forth in Article III of this Agreement shall be true and correct in all material respects when made, and also on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a DHC Material Adverse Effect.

(b)       Performance of Covenants. DHC shall have performed in all material respects all obligations and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing Date.

(c)       DHC Material Adverse Effect. Since the date of this Agreement, there shall not have been any DHC Material Adverse Effect.

(d)       Officers Certificate. High Tide will have received a certificate, signed by the chief executive officer or chief financial officer of DHC, certifying as to the matters set forth in Section 6.02(b), Section 6.02(c) hereof.

(e)        Non-Competition and Non-Solicitation Agreement. A Non-Competition and Non-Solicitation Agreement, substantially in the form attached hereto as Exhibit D, shall have been duly executed by the Equityholders’ Representative and High Tide.

Section 6.03     Conditions to Obligation of DHC. The obligation of DHC to effect the Merger is also subject to the satisfaction or waiver by DHC on or prior to the Closing Date of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of High Tide and Merger Sub shall be true and correct in all material respects when made and on and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

38

(b)       Performance of Covenants. High Tide shall have performed in all material respects all obligations and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing Date.

(c)       High Tide Material Adverse Effect. Since the date of this Agreement, there shall not have been any High Tide Material Adverse Effect.

(d)       Share Consideration Listing. The Share Consideration shall be listed on the TSXV and NASDAQ.

(e)       Officers Certificate. DHC will have received a certificate, signed by an officer of High Tide, certifying as to the matters set forth in Section 6.03(a), Section 6.03(b), and Section 6.03(c).

Section 6.04     Post-Closing Covenants of the Parties. In further consideration of the premises, representations and warranties and the covenants and agreements contained herein and other good and valuable consideration, the parties hereto hereby agree to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable any consents, approvals and authorizations of all third parties and governmental bodies which are necessary or advisable to consummate this Agreement and to comply with the terms and conditions of all such consents, approvals and authorizations of all such third parties and governmental bodies. DHC and the Members will cooperate with High Tide’s audit of the financial statements of DHC.

ARTICLE VII
Termination, Amendment, and Waiver

Section 7.01     Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing Date (whether before or after the receipt of the Requisite DHC Approval) by the mutual written consent of High Tide and DHC.

Section 7.02     Termination by Either High Tide or DHC. This Agreement may be terminated by either High Tide or DHC at any time prior to the Closing Date (whether before or after the receipt of the Requisite DHC Approval):

(a)       if the Merger shall not have been consummated on or prior to 5:00 p.m., Eastern Time, on July 5, 2021 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date; or

(b)       if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger, the High Tide Stock Issuance, or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(b) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order;

39

Section 7.03     Termination by High Tide. This Agreement may be terminated by High Tide at any time prior to the Closing Date, if there shall have been a breach or failure of any material representation, material warranty, covenant, or agreement on the part of DHC set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.02(a) or Section 6.02(b), as applicable, would not be satisfied and such breach is incapable of being cured by the End Date; provided, that High Tide shall have given DHC at least thirty (30) days written notice prior to such termination stating High Tide’s intention to terminate this Agreement pursuant to this Section 7.03; provided further, that High Tide shall not have the right to terminate this Agreement pursuant to this Section 7.03 if High Tide is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

Section 7.04     Termination by DHC. This Agreement may be terminated by DHC at any time prior to the Closing Date, if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of High Tide set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.03(a) or Section 6.03(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that DHC shall have given High Tide at least 30 days written notice prior to such termination stating DHC’s intention to terminate this Agreement pursuant to this Section 7.04; provided further, that DHC shall not have the right to terminate this Agreement pursuant to this Section 7.04 if DHC is then in material breach of any material representation, material warranty, covenant, or obligation hereunder, which breach has not been cured.

Section 7.05     Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article VII (other than pursuant to Section 7.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 7.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this Article VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except: (a) with respect to Section 5.03(b), this Section 7.05, Section 7.06, and Article VIII (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect; and (b) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.

Section 7.06     Fees and Expenses Following Termination.  All Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.

40

Section 7.07     Amendment. At any time prior to the Closing Date, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite DHC Approval , by written agreement signed by each of the parties hereto; provided, however, that following the receipt of the Requisite DHC Approval, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of DHC Membership Interest without such approval.

Section 7.08     Extension; Waiver. At any time prior to the Closing Date, High Tide, on the one hand, or DHC, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII
Miscellaneous

Section 8.01     Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Affordable Care Act” means the Patient Protection and Affordable Care Act (PPACA), as amended by the Health Care and Education Reconciliation Act (HCERA).

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” has the meaning set forth in Section 3.03(c).

“Associate” has the meaning set forth in Section 912(a)(3) of the NRS.

“Business Day” means any day, other than Saturday, Sunday, or any day on which banking institutions located in New York, New York are authorized or required by Law or other governmental action to close.

“Cash Consideration” has the meaning set forth in Section 2.01(a).

“Charter Documents” means: (a) with respect to a corporation, the charter, sects of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

41

“Closing Date” has the meaning set forth in Section 1.02.

“Closing” has the meaning set forth in Section 1.02.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” has the meaning set forth in Section 3.03(c).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, or other binding instruments or binding commitments, whether written or oral.

“Damages” means all losses, damages, liabilities and claims, and fees, costs and expenses of any kind related thereto, provided that notwithstanding anything to the contrary contained in this Agreement, Damages shall not include lost profits, lost revenue, diminutions in value, lost anticipated savings or consequential, special, incidental, indirect or punitive damages.

“End Date” has the meaning set forth in Section 7.02(a).

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq, the Canadian Environmental Protection Act, as amended, the Environmental Protection Act (Alberta), as amended, and its equivalents.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

42

“Escrow Agent” has the meaning set forth in Section 2.02(a).

“Escrow Agreement” means that certain escrow agreement, substantially in the form herein as Exhibit B, by and among High Tide, the Equityholders’ Representative and Escrow Agent, in substantially the form agreed to by the parties thereto as of the Execution Date.

“Escrow Fund” has the meaning set forth in Section 2.02(b).

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the Joint Proxy Statement and Form S-4, the filing of any required notices under the HSR Act or any non-US similar or equivalent Laws, or in connection with other regulatory approvals, and all other matters related to the Merger, the High Tide Stock Issuance, and the other transactions contemplated by this Agreement.

“DHC Board” has the meaning set forth in the Recitals.

“DHC Continuing Employees” has the meaning set forth in Section 5.08(a).

“DHC Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by DHC to High Tide concurrently with the execution of this Agreement.

“DHC Employee Plans” has the meaning set forth in Section 3.11(a)).

“DHC Employee” has the meaning set forth in Section 3.11(a).

“DHC ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with DHC or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.

“DHC IP Agreement” means any licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which DHC is a party, beneficiary, or otherwise bound.

“DHC IP” has the meaning set forth in Section 3.07(b).

“DHC Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition (financial or otherwise), or assets of DHC; or (b) the ability of DHC to consummate the transactions contemplated hereby on a timely basis; provided, however, that, a DHC Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the execution and delivery, announcement, or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of DHC with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the announcement or the pendency of this Agreement); (iii) any changes in applicable Law or GAAP or other applicable accounting standards, including interpretations thereof, (iv) acts of war or terrorism, or military actions, or the escalation thereof; (v) natural disasters, or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or other force majeure events; (vi) general conditions in the industry in which DHC operates; (vii) any failure, in and of itself, by DHC to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a DHC Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of DHC’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a DHC Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (ix) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with High Tide’s consent; or (x) any outage or hacking of any of DHC’s social media accounts; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a DHC Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on DHC, compared to other participants in the industries in which DHC conducts its businesses.

43

“DHC Membership Interest” has the meaning set forth in Section 2.01(a).

“DHC Material Contract” has the meaning set forth in Section 3.14(a).

“DHC Securities” has the meaning set forth in Section 3.02(b)(ii).

“DHC” has the meaning set forth in the Preamble.

“DHC-Owned IP” means all Intellectual Property owned by DHC.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” has the meaning set forth in Section 3.03(c).

“Hazardous Substance” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

44

“High Tide Adverse Recommendation Change” means the High Tide Board: (a) recommending a Takeover Proposal; (b) failing to recommend against acceptance of any tender offer or exchange offer for the shares of High Tide Common Stock within ten Business Days after the commencement of such offer; or (c) resolving or agreeing to take any of the foregoing actions.

“High Tide Balance Sheet” has the meaning set forth in Section 4.04(c).

“High Tide Benefit Plans” has the meaning set forth in Section 5.08(b).

“High Tide Board” has the meaning set forth in the Recitals.

“High Tide Common Stock” means the Common Stock of High Tide, no par value.

“High Tide Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by High Tide and Merger Sub to DHC concurrently with the execution of this Agreement.

“High Tide Equity Award” means a High Tide Stock Option or a High Tide Restricted Share, as the case may be.

“High Tide Material Adverse Effect” means any event, occurrence, fact, condition, or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition (financial or otherwise), or assets of High Tide and its Subsidiaries, taken as a whole; or (b) the ability of High Tide to consummate the transactions contemplated hereby on a timely basis, including the issuance and delivery of the Stock Consideration in accordance with the terms hereof, or the ability of the High Tide Parties to perform any of their obligations under this Agreement; provided, however, that, for the purposes of clause (a), a High Tide Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions, or changes arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the execution and delivery, announcement, or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of High Tide and its Subsidiaries with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the announcement or the pendency of this Agreement); (iii) any changes in applicable Law or applicable accounting standards, including interpretations thereof, (iv) any outbreak or escalation of war or any act of terrorism, (v) natural disasters, or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or other force majeure events; (vi) general conditions in the industry in which High Tide and its Subsidiaries operate; (vii) any failure, in and of itself, by High Tide to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a High Tide Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of High Tide’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a High Tide Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with DHC’s consent; provided further, however, that any event, change, and effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a High Tide Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on High Tide and its Subsidiaries, taken as a whole, compared to other participants in the industries in which High Tide and its Subsidiaries conduct their businesses.

45

“High Tide Public Documents” has the meaning set forth in Section 4.04(a).

“High Tide Restricted Share” means any High Tide Common Stock subject to vesting, repurchase, or other lapse of restrictions granted under any High Tide Stock Plan.

“High Tide Securities” means the outstanding securities of High Tide as set forth in Schedule 4.02 to the High Tide Disclosure Letter.

“High Tide Stock Issuance” means the issuance of the Stock Consideration.

“High Tide Stock Option” means any option to purchase High Tide Common Stock granted under any High Tide Stock Plan.

“High Tide Subsidiary Securities” has the meaning set forth in Section 4.02(d).

“High Tide Voting Debt” has the meaning set forth in Section 4.02(c).

“High Tide VWAP Trading Price” means, with respect to any date, the volume weighted average price per share of High Tide Common Stock as reported on the TSXV for the 10 consecutive trading days preceding such date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar events).

“High Tide” has the meaning set forth in the Preamble.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights.

46

“Intervening Event” means with respect to High Tide or DHC, as applicable, any material event, circumstance, change, effect, development, or condition occurring or arising after the date hereof that was not known to, nor reasonably foreseeable by, any member of such party’s board of directors, as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by such party) pursuant to, this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an Intervening Event: (a) the receipt, existence, or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Takeover Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of DHC Membership Interest or High Tide Common Stock (provided, however, that the exception to this clause (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means: (a) with respect to DHC, the actual knowledge of each of the individuals listed in Section 8.01 of DHC’s Disclosure Letter; and (b) with respect to High Tide and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 8.01 of the High Tide’s Disclosure Letter; in each case, after due inquiry.

“Laws” means any federal, state, local, municipal, foreign, multi-national or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity.

“Lease” means all leases, subleases, licenses, concessions, and other agreements (written or oral) under which DHC holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of DHC thereunder.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any Real Estate held by DHC.

“Legal Action” means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, or examinations.

“Liability” means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

47

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer, and security interests of any kind or nature whatsoever.

“LOI” has the meaning set forth in Section 5.03(b).

“Merger Consideration” has the meaning set forth in Section 2.01(a).

“Merger” has the meaning set forth in the Recitals.

“Order” has the meaning set forth in Section 3.09.

“PBGC” has the meaning set forth in Section 3.11(d).

“Permits” has the meaning set forth in Section 3.08(b).

“Permitted Liens” means: (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; and (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation.

“Person” means any individual, corporation, limited or general partnership, limited liability DHC, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Real Estate” means all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, owned by DHC.

“Representatives” has the meaning set forth in Section 5.05.

“Requisite DHC Approval” has the meaning set forth in Section 3.03(a).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means Securities Act of 1933, as amended.

48

“Stock Consideration” has the meaning set forth in Section 2.01(a).

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement, or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Transaction Expenses” means any fees, costs and expenses (including legal, accounting and other professional or advisory fees, costs and expenses) incurred by, on behalf of or otherwise payable by DHC or in connection with the transactions contemplated by this Agreement, or upon the consummation of the transactions contemplated by this Agreement (including all fees, costs and expenses payable to Pillsbury Winthrop Shaw Pittman LLP).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“TSXV” means The TSX Venture Exchange.

“Voting Debt” has the meaning set forth in Section 3.02(c).

Section 8.02     Interpretation; Construction.

(a)       The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” and the word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” A reference in this Agreement to $ or dollars is to U.S. dollars. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include DHC Disclosure Letter and High Tide Disclosure Letter.

49

(b)       The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.03     Benefitting Parties; Survival; Indemnification.

(a)       Benefitting Parties. The representations, warranties and covenants of any party benefitting from such representations, warranties and covenants (as the case may be, the “Benefitting Party”), and any Benefiting Party’s right to indemnification or other recourse with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Benefiting Party (including by any of its Representatives) or by reason of any information contained in any High Tide Public Documents or by reason of the fact that the Benefiting Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Benefiting Party’s waiver of any condition set forth in this Agreement, as the case may be.

(b)       Survival. No representation, warranty, covenant or agreement of the parties contained in this Agreement contained in this Agreement or in any instrument delivered under this Agreement will survive the Closing Date, except (x) the LOI, which will survive termination of this Agreement in accordance with its terms; (y) any representation, warranty, covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Closing Date; and (z) as follows:

(i)       the representations and warranties set out in Article III (Representations and Warranties Relating to DHC) shall continue in full force and effect for a period of two (2) years after the Closing Date.

(ii)       the representations and warranties set out in Article IV (Representations and Warranties Relating to High Tide) shall continue in full force and effect for a period of two (2) years after the Closing Date; and

(iii)       any claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by law.

The periods in Section 8.03(b)(ii) above are collectively referred to as the “Survival Period.”

50

(c)       Indemnity by Members. During the Survival Period (or provided notice of a claim for Damages was provided prior the expiration of the Survival Period), the Members shall, severally and not jointly in proportion to each such Member’s respective DHC Membership Interest, indemnify High Tide against and to protect, save and keep harmless High Tide and its current and former directors, officers, agents and employees from and to assume liability for, payment of all any and all Damages incurred or suffered by High Tide as a consequence of or in connection with any inaccuracy or breach of any representation or warranty contained in this Agreement or as a result of any claim or liabilities related to DHC’s former subsidiary (each, a “Buyer Indemnification Event”). The Escrowed Shares shall be placed in escrow for a period of twenty four (24) months from the Closing Date (the “Indemnity Period”) and held pursuant to the terms of the Escrow Agreement (the “Escrowed Consideration”). In the event that there are no claims made for Damages during the first six (6) months of the Indemnity Period, 25% of the Escrowed Consideration shall be released to the Members in the respective amount as set forth in Annex A and in accordance with the Escrow Agreement in four equal six months installments beginning on the first six months anniversary of this Agreement. Any return of Escrowed Shares resulting from an agreed upon Indemnified Claim shall be deemed a corresponding reduction in the Merger Consideration. In no event shall any Member be obligated to indemnify High Tide for Damages in excess of the portion of the Merger Consideration actually received by such Member under this Agreement (taking into account, and giving credit for, all cash and/or stock indemnity payments made by the Members) and, in all situations, High Tide shall have no recourse against any Member with respect to any Merger Consideration other than the Escrowed Shares unless and until all of the Escrowed Shares have been forfeited.

(d)       Indemnity by High Tide. During the Survival Period (or provided notice of a claim for Damages was provided prior the expiration of the Survival Period), High Tide hereby agrees to indemnify the Members against and to protect, save and keep harmless the Members from and to assume liability for any Damages that may be incurred or suffered by the Members as a consequence of or in connection with for any breach or for any inaccuracy or breach of any representation or warranty contained in this Agreement (each, a “DHC Indemnification Event”, and together with any Buyer Indemnification Event, an “Indemnification Event”).

(e)       The Members or High Tide, as parties which have a right to seek indemnification pursuant to this Agreement and in such capacity, as the case may be, shall be referred to as an “Indemnified Party”. Any Members or High Tide subject to any indemnification obligation pursuant to this Agreement and in such capacity, as the case may be, shall be referred to as an “Indemnifying Party.”

(f)       Direct Claims. Any claim for Damages by an Indemnified Party against an Indemnifying Party which does not result from a Third-Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party (or, in the case of a DHC Indemnification Event, the Equityholders’ Representative on behalf of and as representative of the Members) reasonably prompt, but in any event not later than thirty (30) days after Indemnified Party becomes aware of such Direct Claim, in each case by written notice of such Direct Claim to the Equityholders’ Representative (in the case of Buyer Indemnification Event) or to High Tide (in the case of DHC Indemnification Event) (and such party, the “Notice Party”). Such notice by Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Damages that has been or may be sustained by Indemnified Party. The Indemnifying Party will have a period of thirty (30) days after receipt thereof within which to respond in writing to such Direct Claim. If the Indemnifying Party does not respond in writing within the thirty (30) day period, the Indemnifying Party will be deemed to have rejected such Direct Claim and Indemnified Party will be free to pursue remedies available to Indemnified Party on the terms and subject to the provisions of this Agreement.

51

(g)       Third-Party Claims. If High Tide or the Equityholders’ Representative, as the case may be, receives notice or otherwise becomes aware of the commencement of any action, suit or proceeding, the assertion of any claim, the occurrence of any event, the existence of any fact or circumstance, or the incurrence of any Damages, for which indemnification is provided for by Section 8.03 from any third party (a “Third-Party Claim”) against which an Indemnified Party may bring a claim under this Agreement, High Tide or the Equityholders’ Representative, as the case may be, shall provide prompt written notice thereof, but in any event not later than thirty (30) days after receipt of such written notice of such Third-Party Claim. Such notice will describe the Third-Party Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Damages that has been or may be sustained by the Indemnifying Party.

(h)       High Tide, or in the case of a Buyer Indemnification Event, the Equityholders’ Representative, will have the right to participate in, or, by giving written notice to Indemnified Party, to assume, the defense of any Third-Party Claim at the Indemnifying Party’s own expense and by the Indemnifying Party’s own counsel, and the Indemnifying Party will cooperate in good faith in such defense. The Indemnified Party and the Indemnifying Party shall each cooperate fully (and shall each cause its Affiliates to cooperate fully) with the other in the defense of any Third-Party Claim. Without limiting the generality of the foregoing, each such Person shall furnish the other such Person (at the expense of the Indemnifying Party) with such documentary or other evidence as is then in its or any of its Affiliates’ possession as may reasonably be requested by the other Person for the purpose of defending against any such Third-Party Claim.

(i)       The Indemnified Party shall use reasonable efforts to minimize and mitigate any Damages for which indemnification is sought hereunder. The Indemnified Party agrees that, for so long as it has any right of indemnification under this Section 8.03, it shall not voluntarily or by discretionary action, accelerate the timing or increase the cost of any obligation of the Indemnifying Party under this Section 8.03 (and the Indemnifying Party shall not be obligated to indemnify an Indemnified Party for any Damages to the extent arising from any such voluntary or discretionary action), except to the extent that such action is taken (i) in the ordinary course of business consistent with past practice (and not with the intent of discovering a condition that would constitute the breach of any representation or warranty, or the breach of any, covenant or other agreement, of any other party hereto) and (ii) without violating the immediately preceding clause (i), in order to enforce its rights under this Agreement.

(j)       If, within ten (10) days after giving notice of a Third-Party Claim to the Indemnifying Party, the Indemnified Party receives written notice from the Indemnifying Party that they have elected to assume the defense of such Third-Party Claim as provided for in Section 8.03, the Indemnifying Party will not be liable for any legal expenses subsequently incurred by Indemnified Party in connection with the defense thereof; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim within ten (10) days after receiving written notice from Indemnified Party that Indemnified Party reasonably believes the Indemnifying Party has failed to take such steps or if the Indemnifying Party has not undertaken fully to indemnify Indemnified Party in respect of all Damages relating to the matter, Indemnified Party may assume its own defense and the Indemnifying Party will be liable for all reasonable costs and expenses paid or incurred in connection therewith. Without the prior written consent of Indemnified Party, which consent shall not be unreasonably withheld or delayed, the Indemnifying Party will not enter into any settlement of any Third-Party Claim which would lead to liability or create any financial or other obligation on the part of Indemnified Party for which Indemnified Party is not entitled to indemnification hereunder, or which provides for injunctive or other non-monetary relief applicable to Indemnified Party, or does not include an unconditional release of Indemnified Party. If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of Indemnified Party for which Indemnified Party is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to Indemnified Party to that effect. If Indemnified Party fails to consent to such firm offer within five (5) days after its receipt of such notice, Indemnified Party may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party to Indemnified Party as to such Third-Party Claim will not exceed the amount of such settlement offer. Indemnified Party will provide the Indemnifying Party with reasonable access during normal business hours to books, records and employees (if still in their employ) of Indemnified Party necessary in connection with the Indemnifying Party’s defense of any Third-Party Claim which is the subject of a claim for indemnification by Indemnified Party hereunder.

52

(k)       If the Indemnifying Party (or, if the Indemnifying Parties are the Members, the Equityholders’ Representative on behalf of the Members) is not notified by the Indemnified Party (or, if the Indemnified Parties are the Members, the Equityholders’ Representative) within thirty (30) days after the date of the receipt by the Indemnified Party of notice of, or of the Indemnified Party otherwise becoming aware of, any particular Indemnification Event, whether pursuant to a Direct Claim or a Third-Party Claim, the Indemnifying Party shall be relieved of all liability hereunder in respect of such Indemnification Event (or the facts or circumstances giving rise thereto) solely to the extent that such Indemnifying Party is prejudiced or harmed as a consequence of such failure, and in any event the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party (or, if the Indemnified Party is the Members, the Equityholders’ Representative on behalf of such Members) was overdue in giving, and had not given, such notice.

(l)       Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(m)       The amount of any Losses shall be determined on a Net After-Tax Basis and will be reduced by the amount recoverable by the applicable Member or High Tide Party or any of their respective Affiliates, including DHC, as applicable, from any third party under contract with such party or under any applicable insurance policy.

53

(n)       The rights and remedies of the Indemnified Parties under this Section 8.03 are exclusive and in lieu of any and all other rights and remedies which any in Indemnified Party may have against the other party pursuant to this Agreement or otherwise with respect to the transactions contemplated by this Agreement), with respect to (i) any breach of any representation or warranty by an Indemnifying Party in or pursuant to this Agreement or any certificate required to be delivered pursuant to this Agreement, or (ii) any breach by any Indemnifying Party of or failure by any Indemnifying Party to perform, any covenant or agreement contained in this Agreement. All claims for indemnification must be asserted, if at all, in good faith and in accordance with the provisions of Section 8.03 and, to the extent applicable to such claims, within the relevant time period set forth in 8.03. In furtherance of the foregoing, effective as of the consummation of the Closing, each Indemnified Party hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against any Indemnifying Party, as the case may be, arising under or based upon any Law (including any Law relating to environmental matters or arising under or based upon any securities Law, common Law or otherwise) based upon events occurring prior to the Closing Date. Notwithstanding the foregoing, this Section 8.03(n) shall not operate to limit the rights of the parties to (I) seek equitable remedies (including specific performance or injunctive relief) which may be specifically provided for pursuant to this Agreement, or (II) pursue claims arising from fraud on the part of any Person. Without limiting the generality of the foregoing, no party shall have any rights to set off indemnifiable Damages pursuant to this Article VIII against other obligations owed to another party hereto.

Section 8.04     Governing Law. This Agreement and all Legal Actions (whether based on contract, tort, or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the parties hereto in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Nevada.

Section 8.05     Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the State of Nevada, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Legal Action, in the State of Nevada. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Legal Action in the manner provided in Section 8.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.05; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

54

Section 8.06     Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.06.

Section 8.07     Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or (a) when delivered by hand providing proof of delivery; (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a written notice given in accordance with this Section 8.07):

If to High Tide, to:	HIGH TIDE INC. #112, 11127 15th Street NE Calgary, AB T3K 2M4 Attention: Raj Grover Email: Redacted
with a copy (which will not constitute notice to High Tide) to:	Sichenzia Ross Ference LLP 1185 Avenue of the Americas New York, NY 10036 Attention: Arthur Marcus Email: Redacted

55

If to DHC (prior to Closing), to:	2701 Junipero Ave, Signal Hill CA 90755
with a copy (which will not constitute notice to DHC) to:	Pillsbury Winthrop Shaw Pittman LLP 1650 Tysons Blvd, 14th Floor McLean, VA 22102-4856 Attention: Steven Kaplan Email: Redacted

If to the Members or the Equityholders’ Representative, to:	Equityholders’ Representative Harrison Baum 2701 Junipero Ave, Signal Hill CA 90755
with a copy (which will not constitute notice to the Equityholders’ Representative) to:	Pillsbury Winthrop Shaw Pittman LLP 1650 Tysons Blvd, 14th Floor McLean, VA 22102-4856 Attention: Steven Kaplan Email: Redacted

Section 8.08     Entire Agreement. This Agreement (including the Exhibits to this Agreement), DHC Disclosure Letter, the High Tide Disclosure Letter, and the LOI constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the LOI, the High Tide Disclosure Letter, and DHC Disclosure Letter (other than an exception expressly set forth as such in the High Tide Disclosure Letter or DHC Disclosure Letter), the statements in the body of this Agreement will control.

Section 8.09     No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10     Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

56

Section 8.11     Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither High Tide nor DHC on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned, or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 8.12     Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 8.13     Specific Performance.

(a)       The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Nevada or any Nevada state court, in addition to any other remedy to which they are entitled at Law or in equity.

(b)       Each party further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

Section 8.14     Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

[SIGNATURE PAGE FOLLOWS]

57

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DHC SUPPLY, LLC
BY: “Harrison Baum” NAME: Harrison Baum TITLE: Chief Executive Officer
HIGH TIDE INC.
BY: _“Raj Grover” NAME: Raj Grover TITLE: Chief Executive Officer
High Tide USA, INC. By: “Raj Grover” Name: Raj Grover TITLE: Chief Executive Officer
High Tide USA Acquisition LLC By:_ “Raj Grover” Name: Raj Grover TITLE: Chief Executive Officer
EQUITYHOLDERS’ REPRESENTATIVE: By: “Harrison Baum” NAME: Harrison Baum
58

ANNEX A

Annex A has been redacted.

59

Exhibit A

Amended and Restated Operating Agreement

Exhibit A has been redacted.

60

Exhibit B

Escrow Agreement

Exhibit B has been redacted.

61

Exhibit C

Employment Agreement

Exhibit C has been redacted.

62

Exhibit D

Non-Competition and Non-Solicitation Agreement

Exhibit D has been redacted.

63